UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER:  0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA  19112

(Back to Index)

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended September 30, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
April 10, 2009

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2008	2007
ASSETS
Investments:
Investments, at fair value	$16,045,198	$14,672,009
Non-interest bearing cash	97,645	−
Receivables:
Participant contributions	11,420	89,543
Employer contributions	69,291	35,257
Due from broker	18,573	−
	99,284	124,800
Total assets	16,242,127	14,796,809

LIABILITIES
Accrued liabilities	(6,354)	(15,854)

NET ASSETS AVAILABLE FOR BENEFITS	$16,235,773	$14,780,955

The accompanying notes to financial statements are an integral part of these statements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Additions to net assets attributed to:
Contributions:
Employer	$1,121,461
Participants	2,996,463
Rollovers	1,294,318
5,412,242

Interest and dividend income	433,633
Other	5,037
Total additions	5,850,912

Deductions from net assets attributed to:
Net depreciation in fair value of investments	3,419,011
Benefits paid to participants	851,888
Plan expenses	125,195
Total deductions	4,396,094
NET INCREASE	1,454,818

Net assets available for benefits:
Beginning of year	14,780,955
End of year	$16,235,773

The accompanying notes to financial statements are an integral part of this statement.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Resource America, Inc. (the “Company”), the Plan Sponsor, and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire.  Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make a rollover contribution from other qualified plans or rollover IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  At September 30, 2008, the Plan’s investment options included 16 mutual funds, Resource America, Inc. common stock and a money market account.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis.  Each participant’s elective deferrals and matching contributions are invested as directed by the participant.  Employer matching contributions for the year ended September 30, 2008 (“fiscal 2008”) include approximately $220,445 in shares of Company common stock.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  The Company did not make any discretionary contributions for fiscal 2008.  Contributions are subject to certain IRC limitations.

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan Agreement.  The benefit to which a participant is entitled is the vested portion of the participant’s account.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE A - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their contributions, plus investment earnings or losses thereon.  Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuing service.  A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service.  Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts, if any, and earnings thereon, are available to reduce future employer contributions and to pay plan expenses.  Forfeitures of $21,767 occurred during fiscal 2008.  Plan expenses of $110,444 were paid from the forfeiture account during fiscal 2008.  In addition, $26,390 in accumulated forfeitures was used in fiscal 2008 in partial fulfillment of the Company’s prior plan year matching contributions.  As of September 30, 2008 and 2007, there were accumulated forfeitures of $7 and $104,361, respectively, available to reduce future employer contributions and to pay plan expenses.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65.  There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Outstanding participant loans were $175,399 and $113,313 at September 30, 2008 and 2007, respectively.  Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time the loan is made.  Interest rates on outstanding loans ranged from 6% to 9.25% at September 30, 2008 and from 5% to 9.25% at September 30, 2007.  Principal and interest is primarily paid ratably through bi-weekly payroll deductions.

Plan Administration

Administrative expenses of $125,195 were paid by the Plan during fiscal 2008 of which $110,444 were paid from the Plan’s forfeiture account.  The Company has the option, but not the obligation, to pay such administrative expenses.  In addition, certain administrative functions were performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan Agreement.  A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding principal balances.

Income Recognition

Net depreciation in fair value of investments represents all realized and unrealized gains and losses on investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”).  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, or October 1, 2008 for the Plan.  The Plan does not expect that the adoption of SFAS 157 will have a material impact on its financial statements because it currently utilizes fair value measurements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE C - INVESTMENTS

The following table presents information related to the Plan’s investments at September 30, 2008 and 2007. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2008	2007
Mutual Funds:
Vanguard Index Trust S&P 500 Fund	$975,550	$746,768
Other	6,407,579	5,206,539
	7,383,129	5,953,307
Common Stocks:
Atlas America, Inc. – 156,560 and 161,007 shares	5,340,273	5,541,892
Resource America, Inc. – 236,028 and 167,075 shares	2,242,272	2,638,126
	7,582,545	8,180,018

Money Market Funds:
Vanguard Prime Money Market Fund	816,011	357,845
Other	88,114	67,526
	904,125	425,371

Participant Loans	175,399	113,313
Total investments, at fair value	$16,045,198	$14,672,009

During fiscal 2008, the Plan’s investments depreciated in fair value as follows:

2008
Mutual Funds	$2,193,888
Common Stocks:
Resource America, Inc.	1,192,847
Atlas America, Inc.	32,276
Net depreciation	$3,419,011

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan sponsor.  The Plan held 236,028 and 167,075 shares of Resource America, Inc. common stock at September 30, 2008 and 2007, respectively.  During the year ended September 30, 2008, Resource America, Inc. common stock held by the Plan depreciated in value by $1,192,847.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE D – PARTY-IN-INTEREST TRANSACTIONS – (Continued)

Certain Plan assets are invested in shares of common stock of Atlas America, Inc. (“Atlas”), an affiliate and former subsidiary of the Company.  The Plan held 156,560 and 161,007 shares of Atlas common stock at September 30, 2008 and 2007, respectively.  All disclosures of Atlas shares included in these financial statements give effect to stock splits made by Atlas after the spin-off as follows: a 3:2 stock split in March 2006; a 3:2 stock split in May 2007; and a 3:2 stock split in June 2008.  The Plan does not permit participants to direct any portion of their contributions to Atlas common stock.  Participants have the option of either holding or selling all of their Atlas shares, but participants cannot sell less than all of their Atlas shares or acquire additional Atlas shares.  During the year ended September 30, 2008, Atlas common stock held by the Plan depreciated in value by $32,276.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries (see Note A).

The Company will pay lost earnings and applicable excise taxes related to delinquent participant contributions (see Note H).

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRS.  Although the Plan has been amended since the determination letter, the Plan administrator believes that the form of the Plan is designed with the applicable provisions of the IRC.  The Plan administrator is aware of certain operational errors which, if left uncorrected, could jeopardize the Plan’s qualified status; however, these issues are being addressed in accordance with published IRS guidance, and as a result, the Plan administrator believes that the Plan will remain qualified and no provision for income taxes is necessary.

NOTE F - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan as necessary.  In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE G – RISKS AND UNCERTAINTIES

The Plan provides for participants to invest in various investment securities which are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of September 30, 2008 and 2007, 14% and 18%, respectively, of the Plan’s assets were invested in the common stock of Resource America, Inc. (quoted market price of $9.50 and $15.79 per share, respectively).  At September 30, 2008 and 2007, 33% and 37%, respectively, of the Plan’s assets were invested in the common stock of Atlas (quoted market price of $34.11 and $34.42, adjusted for fiscal 2008 stock split, per share, respectively).  As of April 7, 2009, the market price of Resource America, Inc. and Atlas common stocks were $3.42 and $11.56 per share, respectively.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE H – PROHIBITED TRANSACTIONS

During fiscal 2008, the Plan sponsor inadvertently failed to make deposits of $390,380 of participant contributions and loan repayments within the timeframe required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the employee funds were withheld.  Management believes that assets can reasonably be segregated within 20 calendar days; therefore, any amount remitted after such number of days is considered late.  The Plan sponsor made deposits ranging from 21 to 194 calendar days after the date in which the contributions were withheld and intends to file a Form 5330 and pay any applicable excise tax.  The excise tax payments will be made from the Company’s assets and not from the assets of the Plan.  In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant funds been remitted within the DOL required timeframe.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of September 30, 2008, the Plan had $133,718 payable to participants who had requested distributions or withdrawals which were approved for payment prior to year-end but not paid until the following year.  As required, these amounts are recorded as liabilities as of September 30, 2008 on the Plan’s Form 5500, but not reflected as liabilities in the Plan financial statements.  The following is a reconciliation of net assets available for benefits per the financial statements to the amounts that will be reflected in the Plan’s Form 5500:

Net assets available for benefits per the financial statements	$16,235,773
Amounts allocated to withdrawing participants	(133,718)
Net assets available for benefits per the Form 5500	$16,102,055

The following is a reconciliation of distributions to participants per the financial statements to the amounts that will be reflected in the Plan’s Form 5500 to be filed by the Plan for the year ended September 30, 2008:

Benefits paid to participants per the financial statements	$851,888
Amounts allocated to withdrawing participants	133,718
Total benefits paid to participants per the Form 5500	$985,606

NOTE J – UNREGISTERED SHARES OF RESOURCE AMERICA, INC. COMMON STOCK

In connection with the audit of the Plan, the Company in March 2009 learned that its previously filed Form S-8 registration statement (file no. 333-03077) did not register a sufficient number of securities to cover all of the shares issued by the Company under the Plan. Because the Company sponsors the Plan, it is required to register certain transactions in the Plan related to shares of Resource America, Inc. common stock.  The Company has determined that it inadvertently failed to register transactions in the Plan relating to up to approximately 180,000 shares (the “Shares”) for the Plan.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
SEPTEMBER 30, 2008

NOTE J – UNREGISTERED SHARES OF RESOURCE AMERICA, INC. COMMON
     STOCK – (Continued)

The Company intends to file a new registration statement on Form S-8 to register future transactions in the Plan as soon as practicable.  Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.  The Company has implemented monitoring procedures to ensure that in the future it timely meets its registration obligations with respect to the Plan and other employee benefit plans.

The failure to register a sufficient number of shares as noted above was inadvertent, and as such, the Company has always treated the shares issued in the Resource America Stock Fund under the Plan as outstanding for financial reporting purposes.  Consequently, these unregistered transactions do not represent any additional dilution.  The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed.  Original purchasers of the Shares may have rescission rights with respect to such Shares, which rights represent a contingent liability of the Company.

NOTE K – SUBSEQUENT EVENT

Effective October 10, 2008, the Plan adopted the Merrill Lynch (“Merrill Lynch”) Prototype Defined Contribution Plan and Trust, and Merrill Lynch became the new trustee.  Prior to October 10, 2008, AST Capital Trust was the Plan trustee and ATR, Inc. was the Plan record keeper. The Plan also implemented certain other changes that became effective in October 2008.  These changes include:

•	The Plan changed its year-end from September 30 to December 31.

•	Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.

•	Participants may elect to change deferral percentages on a bi-weekly basis.

•	Additional Plan provisions were modified to conform to the Merrill Lynch prototype plan, none of which were material to the current Plan design or operations.

•
All Participant investments in mutual funds were liquidated on October 17, 2008 and automatically invested in alternative, but similar mutual funds available on the Merrill Lynch platform on October 20, 2008.

•	The Plan transferred in-kind shares of the PIMCO Total Return A Fund, the Company’s common stock and the Atlas America, Inc. common stock to Merrill Lynch, as trustee.

SUPPLEMENTAL SCHEDULES

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

SEPTEMBER 30, 2008

Employer Identification Number:  72-0654146
Plan Number:  001

Participant contributions including loan repayments of the current Plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$390,380
Amount fully corrected under Department of Labor’s voluntary fiduciary Correction Program (“VFC Program”) and PTE 2002-51	−
Delinquent deposits of current Plan year participant contributions and loan payments constituting prohibited transactions	390,380
Delinquent deposits of prior year participant contributions not fully corrected (1)	597,641
Total delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	$988,021

(1)
The Plan Sponsor remitted the participant contributions and loan payments during the plan year ended September 30, 2007, however, lost earnings had not been remitted as of September 30, 2008, and thus the delinquent deposits had not been fully corrected.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SEPTEMBER 30, 2008

Employer Identification Number:  72-0654146
Plan Number:  001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 236,028 Shares	$2,242,272
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 156,560 Shares	5,340,273
	Fidelity Investments Dividend Growth Fund	Mutual Fund	687,569
	Fidelity Investments Equity Income II Fund	Mutual Fund	463,139
	Fidelity Investments Fund	Mutual Fund	468,369
	Fidelity Investments OTC Portfolio	Mutual Fund	428,503
	Janus Fund	Mutual Fund	414,612
	Janus Worldwide Fund	Mutual Fund	509,068
	Manager’s Special Equity Fund	Mutual Fund	227,994
	Old Mutual Large Cap Z	Mutual Fund	168,767
	PIMCO Low Duration A Fund	Mutual Fund	112,658
	PIMCO Total Return A Fund	Mutual Fund	334,751
	Royce Total Return Fund	Mutual Fund	651,247
	Turner MidCap Growth Fund	Mutual Fund	667,777
	Vanguard GNMA Fund	Mutual Fund	303,156
	Vanguard Group Growth Index Fund	Mutual Fund	612,845
	Vanguard Index Trust S&P 500 Fund	Mutual Fund	975,550
	Vanguard Prime Money Market Fund	Money Market	816,011
	Charles A. Schwab	Money Market	88,114
	Weitz Partners Value Fund	Mutual Fund	357,124
*	Participant loans	6% - 9.25%	175,399
			$16,045,198

*       Represents a party-in-interest

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
April 10, 2009	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator